Mail Stop 4561

April 30, 2009

Serge Beausoleil
President and Chief Executive Officer
Viropro, Inc.
300 Chemin des Sommets Suite 1806
Verdun, Quebec H3E 2B7
Canada

> **Re:** **Viropro, Inc.**
> **Item 4.02 Form 8-K**
> **Filed April 29, 2009**
> **File No. 333-06718**

Dear Mr. Beausoleil:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed April 29, 2009

1. Please tell us when you intend to have your auditors review your interim financial statements.

2. You appear to have filed your Form 8-K pursuant to Item 4.02(b) of Form 8-K. Please amend your document to address following:

    - disclose the date on which you were notified that disclosure should be made or action taken to prevent future reliance on your financial statements;

    - specifically identify the financial statements that should no longer be relied upon;

- provide a brief description of the information provided by your accountant that led to the filing; and

- state whether or not the audit committee, or the board of directors in the absence of the audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in your filing.

3. In addition, Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Please amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

* * * * * * *

Please respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding the above comments, please contact me at (202) 551-3299.

Sincerely,

Mark Shannon
Staff Accountant